
SUPPLEMENT Dated February 15, 2012
To The Current Prospectus

ING GoldenSelect Granite PrimElite
ING PrimElite
Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B, and Its Separate Account EQ

And

ING GoldenSelect Empire PrimElite
Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B


This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.

---

1. **Effective December 31, 2011**, ING Investment Management Co. merged with and into ING Investment Management Co. LLC. All references in the Prospectuses to ING Investment Management Co. are changed accordingly.

2. **Important Information Regarding an Investment Portfolio Liquidation**

The following information only affects you if you have contract value currently allocated to or plan to allocate to the Legg Mason Global Currents Variable International All Cap Opportunity Portfolio.

The Board of Trustees of the Legg Mason Global Currents Variable International All Cap Opportunity Portfolio (the "Liquidating Portfolio") has determined that it is in the best interests of the Liquidating Portfolio and its shareholders to terminate and wind up the Liquidating Portfolio and has approved a proposal to liquidate the Liquidating Portfolio.

Effective on or about April 30, 2012, (the "Liquidation Date") the Liquidating Portfolio will liquidate and the proceeds will be placed in the ING Liquid Assets Portfolio (Class S) (the "Surviving Portfolio"). If you have allocated contract value to the Liquidating Portfolio, you may reallocate this contract value to another investment portfolio currently available under the contract before the Liquidation Date. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Liquidating Portfolio on the Liquidation Date will be placed in the Surviving Portfolio. Thereafter, the Liquidating Portfolio will no longer be available under the contract and any future allocations directed to the Liquidating Portfolio will be automatically allocated to the Surviving Portfolio.

You may provide alternative allocation instructions by calling our Customer Contact Center at the number above. Unless you provide us with alternative allocation instructions, all future allocations directed to the Liquidating Portfolio will be automatically allocated to the Surviving Portfolio. It is important to request a reallocation before the Liquidation Date, **April 30, 2012**, if you do not want your contract value in the Liquidating Portfolio to be placed in the Surviving Portfolio.

All references in the Prospectuses to the Legg Mason Global Currents Variable International All Cap Opportunity Portfolio will change accordingly.